IMMERSE
SUBMARINE PILOTING

Founder Keith Crossland
Immerse Underwater Safari
625 W 57th St Unit 717
New York City, New York, 10019

September 16, 2020

Managing Director Alexis Vincent
Dive Butler International Ltd.

Dear Alexis,

This is a Letter of Intent that proposes to outline the partnership between Immerse Underwater Safari and Dive Butler International. I do not consider the terms and conditions stated in this letter as binding and am open to negotiation.

We have agreed to enter into partnership for the purposes of providing Fari Islands Resorts' (Patina Maldives, The Ritz Carlton Maldives and another soon to be announced third resort) guests submersible safari dives. My main responsibility will be providing the submersible, support equipment, and running the operations of the business. Dive Butler's main responsibility will be providing the 10-year contracts from Patina Maldives and The Ritz Carlton Maldives, serving as the onsite sales team for Immerse Underwater Safari, providing the booking platform for our sales, and serving as a liaison between Immerse and the Fari Island resorts for accounts receivables. We will lease our operating equipment to Dive Butler for the duration of our Fari Islands contract under the following payment terms:

Fari Islands Resorts Safari and Sub Pilot Commission Dive Butler first 1000 passengers			**5%**
Fari Islands Resorts Safari and Sub Pilot Commission Dive Butler 1001-2000 passengers			**7.5%**
Fari Islands Resorts Safari and Sub Pilot Commission Dive Butler 2001 passengers and over			**10%**
Fari Islands Resorts Weekly Charter Commission Dive Butler			**10%**

This letter is a formal expression of intent to start a partnership. I propose we continue towards memorializing these terms into contract.

Sincerely,

Keith Crossland

Alexis Vincent